KPISoft, Inc.

15 Warren Street

Suite 25

Hackensack, New Jersey 07601

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	KPISoft Inc.
Request for Withdrawal of Offering Statement on Form 1-A File No. 024-10790

To whom it may concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, KPISoft, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Registrant’s offering statement on Form 1-A (File No. 024-10790), as filed with the Commission on January 17, 2018, together with all exhibits thereto, effective as soon as possible.

The Registrant was unable to move forward with the offering, and as a result, wishes to withdraw the statement.

The Registrant confirms that the Regulation A offering statement has not become effective, no securities have been or will be issued or sold pursuant to the statement, and no offering circular has been distributed.

Sincerely,

James Thomas McGibbon

CFO